

For Immediate Release

Exhibit 99.1

Contact: Mark H. Collin
            Phone: 603-773-6612
            Fax: 603-773-6605
            Email: collin@unitil.com

Unitil Reports Third Quarter Earnings

Hampton, NH – October 28, 2004: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced net income of $1.2 million for the third quarter of 2004. Through the first nine months of 2004, net income was $5.5 million, an increase of 3% over the same period in 2003.

Earnings per common share were $0.22 for the third quarter of 2004 compared with earnings of $0.30 per share for the third quarter of 2003.   Through the first nine months of 2004, earnings per share were $1.00 compared with earnings of $1.12 per share in the first nine months of 2003. The Earnings per share figures in 2004 reflect approximately 16% more shares outstanding due to the Company's public offering in the fourth quarter of 2003.

"Third quarter results reflect the effects of an unseasonably mild summer," said Unitil Chairman, President and Chief Executive Officer Robert G. Schoenberger. "The mild summer weather reduced electricity usage for air conditioning and other cooling purposes. For the nine month period, Unitil continued to enjoy steady customer growth and increased net income over the prior year period. We are also pleased with the continued progress of our unregulated energy brokering business, Usource."

Total electric kilowatt-hour sales (kWh) decreased 1.0% in the three months ended September 30, 2004, compared to the same period in 2003. This decrease reflects lower sales to residential customers, driven primarily by 33% cooler summer weather in 2004 as compared to 2003, offset partially by increased kWh sales to commercial and industrial customer classes. For the nine months ended September 30, 2004, total electric kWh sales increased 1.6% compared to the same period in 2003. Total natural gas firm therm sales increased 2.7% in the three months ended September 30, 2004, compared to the same period in 2003, and decreased 6.3% in the nine months ended September 30, 2004, compared to the same period in 2003. Gas sales were negatively impacted by milder weather in the first nine months of 2004 compared to the same period in 2003.

Total sales margin (Revenues less Purchased Electric and Gas and Conservation & Load Management) was $15.4 million and $49.0 million in the three and nine month periods ended September 30, 2004. Total sales margin for the three month period in 2004 was essentially even with the same period in 2003 while total sales margin for the nine month period in 2004 represents an increase of $0.3 million, or 0.7%, as compared to the same period in 2003. The increase in total sales margin for the nine month period reflects increased kWh unit sales partially offset by lower gas unit sales. In addition, revenues from nonregulated operations showed steady improvement, increasing by $77,000, or 29.5%, and $231,000, or 27.3% in the three and nine month periods ended September 30, 2004, respectively, compared to the same periods in 2003.

Total Operation & Maintenance expenses increased $0.7 million, or 4.3%, in the first nine months of 2004 compared to the same period in 2003. This increase reflects higher compensation and retiree and employee benefits costs and the recording, by the Company in the third quarter, of a reserve for uncollectible amounts of ($0.2 million) from a large customer that filed for bankruptcy in September.

Depreciation, Amortization, Taxes and Other increased $0.1 million, or less than 1.0%, in the first nine months of 2004 compared to the same period in 2003. In the first nine months of 2004, Interest Expense, net, decreased by $0.8 million as compared to the same period in 2003.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers' preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

The following table details total kilowatt-hour (kWh) sales of electricity for the three and nine months ended September 30, 2004 and 2003, by major customer class.

kWh Sales (000's)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2004	2003	% Change	2004	2003	% Change
Residential	168,290	174,657	(3.6%)	499,021	497,164	0.4%
Commercial/Industrial	291,236	289,491	0.6%	831,378	811,990	2.4%
Total	459,526	464,148	(1.0%)	1,330,399	1,309,154	1.6%

Firm Therm Sales (000's)

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2004	2003	% Change	2004	2003	% Change
Residential	777	784	(0.9%)	8,822	9,454	(6.7%)
Commercial/Industrial	1,087	1,031	5.4%	8,898	9,448	(5.8%)
Total	1,864	1,815	2.7%	17,720	18,902	(6.3%)

Unitil Corporation

Selected Financial Information (Amounts In Thousands, except Shares and Per Share Data) (Unaudited)

Condensed Financial Data	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
Operating Revenues	$ 50,049	$ 52,892	$ 158,148	$ 167,323
Purchased Electric and Gas and Conservation & Load Management	34,686	37,514	109,150	118,661
Operation & Maintenance	6,038	5,533	17,728	16,989
Depreciation, Amortization, Taxes & Other	6,370	6,493	20,386	20,277
Operating Income	2,955	3,352	10,884	11,396
Interest Expense, Net	1,648	1,926	5,058	5,853
Other	41	(71)	150	31
Net Income	1,266	1,497	5,676	5,512
Preferred Dividends	59	59	176	177
Net Income Applicable to Common Stock	$ 1,207	$ 1,438	$ 5,500	$ 5,335

Earnings per Common Share

Net Income Applicable to Common Stock	$ .22	$ .30	$ 1.00	$ 1.12
Average Common Shares Outstanding	5,529,433	4,783,642	5,519,380	4,770,469

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-772-0775.